SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

26 February, 2012

JOINT STATEMENT BY BP AND THE PLAINTIFFS' STEERING COMMITTEE REGARDING MDL 2179

New Orleans, USA - BP and the Plaintiffs' Steering Committee (PSC) confirmed that the U.S. District Court has today adjourned the start of the Deepwater Horizon Multi-District Litigation 2179 civil trial by one week, until Monday, March 5th. This adjournment is intended to allow BP and the PSC more time to continue settlement discussions and attempt to reach an agreement.

BP and the PSC are working to reach agreement to fairly compensate people and businesses affected by the Deepwater Horizon accident and oil spill.

There can be no assurance that these discussions will lead to a settlement agreement. A further announcement will be made as appropriate.

Further enquiries:

For BP:

Name: BP press office
Email: uspress@bp.com

For the PSC:

Name: David Falkenstein, Sunshine Sachs
Email: Falkenstein@sunshinesachs.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 February, 2012
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary